Room 4651

								July 18, 2005


Laurence Stephenson
Principal Financial Officer, President and Director
Tylerstone Ventures Corporation
1136 Martin Street
White Rock, British Columbia
Canada, V4B 3V9

RE:	Tylerstone Ventures Corporation
      Amendment No. 4 to Form SB-2
      File No. 333-121660
      Filed on June 30, 2005

Dear Mr. Stephenson:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your amended Form SB-2 filed on June
30, 2005.

Risk Factors

10.  The Directors Have Other Business Interests . . . , page 5

1. We note your officers and directors are employed by other public companies not disclosure in this prospectus. For example, please revise this risk factor to disclose the relationships among members of your management and board with Armitage Mining Corp., Douglas Lake
Minerals, Inc. and Colossus Ventures, Inc.


2.	We note Douglas Lake Minerals, Inc., a company who shares
your
President, is not a timely filer.   Because management cannot
devote
significant time to your affairs, please tell us whether the lack of timely reporting may be a material risk to Tylerstone and consider risk factor disclosure, as appropriate.

Item 10.  Directors, Executive Officers, Promoters and Control
Persons, page 17

3. Please revise to designate which member of your Board of Directors serves as Chairman.

4. Revise your business experience summaries to identify all members of your management or board of directors who have been employed by a reporting company during the past five years. Further, please revise to describe other directorships held in reporting companies naming each reporting company. Refer to Items 401(a)(4) and (a)(5) of Regulation S-B.

Financial Statements

5.	Please update your financial statements and have the
accountants
update their consent, as appropriate. See Items 310 and 601 of Regulation S-B.


*   *   *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.














      You may contact Brad Skinner, Branch Chief Accountant, at
(202)
551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at
(202)
551-3442 for all other questions. If you thereafter require additional assistance, you may call me at (202) 551-3462 or Barbara
C. Jacobs, Assistant Director, at (202) 551-3730.



      Sincerely,



      Mark P. Shuman
      Branch Chief-Legal



cc: 	Daniel B. Eng, Esq.
      Bartel Eng & Schroder
      (via facsimile (916) 442-0400)

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Mr. Laurence Stephenson
Tylerstone Ventures Corporation
July 18, 2005
Page 1